UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 14.5

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 W. Sahara Avenue

Las Vegas, Nevada 89102

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,863

	8.	Shared Voting Power 4,082,406

	9.	Sole Dispositive Power 41,863

	10.	Shared Dispositive Power 4,082,406

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,269

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,464

	8.	Shared Voting Power 4,082,406

	9.	Sole Dispositive Power 2,464

	10.	Shared Dispositive Power 4,082,406

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,084,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Title of class of equity securities:  Common Stock, par value $0.01 per share

Name and address of issuer:  Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada  89102

This Amendment No. 21 to Schedules 13D filed on June 10, 1993 for each of Blake L. Sartini and Delise F. Sartini (the “Reporting Persons”) is made to correct the number and percentage of shares of Common Stock beneficially owned by each Reporting Person previously reported on Amendment No. 18 to Schedules 13D filed on December 10, 2004, which were inadvertently reported in error, and to provide updated information regarding the number and percentage of such shares beneficially owned by each Reporting Person as of the date of filing of this Amendment No. 21 in Item 5 hereof.

Item 2.	Identity and Background
(i)	(A) Name: Blake L. Sartini
(B) Business address: 6595 S. Jones Blvd., Las Vegas, NV 89118
(C) Principal occupation and business address: Chief Executive Officer, Golden Gaming, Inc., 6595 S. Jones
Blvd., Las Vegas, NV 89118
(D) Criminal proceedings: No
(E) Civil proceedings: No
(F) Citizenship: United States
(ii)	(A) Name: Delise F. Sartini
(B) Business address: N/A
(C) Principal occupation and business address: N/A
(D) Criminal proceedings: No
(E) Civil proceedings: No
(F) Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.

Item 4.	Purpose of Transaction

At any time, the Reporting Persons may determine to dispose of some or all of the common stock they hold, subject to applicable law.  The Reporting Persons may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer

As discussed in Item 1 above, Item 5(a) and (b) of Amendment No. 18 filed on December 10, 2004 should have reported the following information effective as of such date:  Blake L. Sartini owned, beneficially, in the aggregate, 4,069,451 shares of Common Stock, which represented 6.2% of total such shares outstanding, and had sole voting and dispositive power over 452,101 shares and shared voting and dispositive power over 3,617,350 shares; Delise F. Sartini owned, beneficially, in the aggregate, 3,899,753 shares of Common Stock, which represented 5.9% of total such shares outstanding, and had sole voting and dispositive power over 282,403 shares and shared voting and dispositive power over 3,617,350 shares.  Other than as set forth above, Amendment No. 18 is correct in all respects.  Notwithstanding the foregoing, Item 5 is hereby amended and restated in its entirety effective as of the date of filing of this Amendment No. 21 as follows:

Blake L. Sartini

(a)                                  Aggregate shares and percentage beneficially owned:

4,124,269 (6.2%)

(b)                                  Sole voting and dispositive power:  41,863

Shared voting and dispositive power:  4,082,406

(c)                                  Transactions effected during the past 60 days:  None

Delise F. Sartini

(a)                                  Aggregate shares and percentage beneficially owned:

4,084,870 (6.1%)

(b)                                  Sole voting and dispositive power:  2,464

Shared voting and dispositive power:  4,082,406

(c)                                  Transactions effected during the past 60 days:  None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2006

By:	/s/ Blake L. Sartini
Name: Blake L. Sartini

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 2, 2006

By:	/s/ Delise F. Sartini
Name: Delise F. Sartini